Amendment
to Amended and Restated
Investment Sub-Sub-Advisory Agreement Between
Goldman Sachs Asset Management, L.P.
and Goldman Sachs Asset Management International
(as agreed to by JNL Series Trust)

This Amendment is made by and between Goldman Sachs Asset Management, L.P., a Delaware limited partnership (“GSAM”), and Goldman Sachs Asset Management International, a company organized with unlimited liability under the laws of England (“GSAMI”), each a “party”, collectively “parties”.

Whereas, GSAM and GSAMI entered into an Investment Sub-Sub-Advisory Agreement effective as of the 25th day of May, 2007, Amended and Restated as of the 6th day of October, 2008, and further Amended and Restated effective as of the 1st day of December, 2012 (“Agreement”), whereby GSAM appointed GSAMI to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (“Trust”).

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 2. “Duties of GSAMI”;
Section 6. “Compliance with Applicable Law”; and
Section 7. “Term and Termination”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete the first paragraph of Section 2. “Duties of GSAMI” in its entirety, and replace it with the following:

2.           Duties of GSAMI.  Subject to the supervision of GSAM and the Trust’s Board of Trustees, GSAMI will furnish an investment program which, when taken together with any portion of each Fund’s assets managed by GSAM, is consistent with the investment objectives, policies and restrictions set forth in each Fund’s prospectus and Statement of Additional Information, as they may be amended from time to time in respect of, and make investment decisions for, all assets of each Fund that it has been allocated by GSAM and place all orders for the purchase and sale of securities, all on behalf of the Funds. GSAMI is authorized as the agent of the Trust to give instructions with respect to the assets allocated to it to give instructions to the custodian of each Fund as to deliveries of securities and other investments and payments of cash for the account of the Funds. GSAM and GSAMI agree to keep records relating to any services hereunder provided by GSAMI in accordance with all applicable laws, including all applicable foreign laws, regulations, and regulatory requirements as set forth by applicable foreign regulatory agencies.

Delete Section 6. “Compliance with Applicable Law” in its entirety, and replace it with the following:

6.           Compliance with Applicable Law.  GSAMI will manage the assets of each Fund that are under its management pursuant to this Agreement in conjunction with those assets managed by GSAM such that each Fund, as a whole, is in compliance with (i) the requirements of the 1940 Act and the regulations adopted by the U.S. Securities and Exchange Commission, and (ii) if and to the extent applicable, the requirements of the Commodity Exchange Act and the regulations adopted by the U.S. Commodity Futures Trading Commission and National Futures Association.  Further, GSAMI will conduct its activities under this Agreement in accordance with applicable regulations of any governmental authority pertaining to its investment advisory activities, including applicable foreign laws, regulations, and regulatory requirements as set forth by applicable foreign regulatory agencies.

Delete Section 7. “Term and Termination” in its entirety, and replace it with the following:

7.           Term and Termination.  The Agreement will become effective as to a Fund upon execution, and unless sooner terminated as provided herein, will continue in effect for two (2) years from the effective date of the initial Investment Sub-Sub-Advisory Agreement with regard to all Fund(s) covered by this Agreement.  Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through June 30th of each successive year following the initial two year period, for each Fund covered by this Agreement, provided that such continuation is specifically approved at least annually by the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of each Fund, and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of JNL, GSAM and GSAMI.

Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Trust or JNL, or on sixty days’ written notice by GSAM or GSAMI. This Agreement shall terminate automatically if the Sub-Advisory Agreement terminates.

This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons” and “assignment” have the same meaning of such terms in the 1940 Act.)

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, each party has caused this Amendment to be executed as of the respective dates set forth below, effective May 30, 2013.

Goldman Sachs Asset Management, L.P.

By:	/s/ Marci Green
Name:	Marci Green
Title:	Managing Director
Date:	June 21, 2013

Goldman Sachs Asset Management International

By:	/s/ Ted Sotir
Name:	Ted Sotir
Title:	Managing Director
Date:	June 28, 2013

Accepted and Agreed: JNL Series Trust

By:	/s/ Mark D. Nerud
Name:	Mark D. Nerud
Title:	President & CEO
Date:	6/10/13